CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072
570 Lexington Avenue                    o                  1401 Eye Street, N.W.
 New York, NY 10022            Tel (212) 732-3200           Washington, DC 20005
   (212) 371-2720              Fax (212) 732-3232               (202) 898-1515


                                            August 11, 2005

VIA EDGAR
---------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                      Re:  Mer Telemanagement Solutions Ltd.
                           Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-28950
                           -----------------------------------------------------

Dear Mr. Spirgel:

         On behalf of our client, Mer Telemanagement Solutions Ltd. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission") in a letter to Mr. Shlomi Hagai, Chief Financial Officer of the Company, dated August 2, 2005 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004. We have repeated the comments and have provided a response to the comment.

Notes to the Consolidated Financial Statements
----------------------------------------------

Note 6:Investments in Affiliate, page F-23
------------------------------------------

Question:
---------

It appears that your investment in Jusan S.A. may be significant as defined by Rule 1-02(w) of regulation S-X for some or all of the periods presented. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include separate financial statements of Jusan S.A. In your response, please provide us with your calculations.

Mr. Larry Spirgel                                                              2



Response:
---------

         Fiscal Year Ended December 31, 2004

         The Staff is hereby advised that in determining whether to include separate financial statements of Jusan S.A ("Jusan"), an equity investment accounted for under the equity method of accounting, in accordance with the provisions of Rule 3-09 of Regulation S-X, the Company considered the income and investment conditions set forth in Rule 1-02(w) of Regulation S-X under the definition of a "significant subsidiary."

         According to the Company's calculations, the investment in Jusan as of December 31, 2004 represented approximately 13.8% of the Company's consolidated total assets as of December 31, 2004 and the equity in Jusan's income from continuing operations before income taxes represented approximately 5.5% of the Company's consolidated losses before income taxes for the year ended December 31, 2004. Since none of the applicable conditions exceeded the 20% threshold, as provided by Rule 3-09 of Regulation S-X, the Company reached the conclusion that the Jusan did not meet the conditions set forth under the definition of "significant subsidiary" for the year ended December 31, 2004 and therefore separate financial statements of Jusan were not included.

The following table summarizes the Company's calculations for the year ended December 31, 2004:

                                              Jusan               MTS
                                              -----               ---
                                              (US dollars in thousands)     %
                                                                           ---
Investment / Total assets.................    $2,119             $15,323   13.8%
Equity in income / Loss before taxes
  on income (1)...........................       225              (4,086)   5.5%
--------
(1) Absolute values were used.

         Fiscal Years Ended December 31, 2003 and 2002

         According to the Company's calculations, the investment in Jusan as of December 31, 2003 and 2002, represented approximately 10.2% and 7.5% of its consolidated total assets as of December 31, 2003 and 2002, respectively. The Company's equity in Jusan's income from continuing operations before income taxes represented approximately 575% and 437% of the consolidated losses before income taxes for the years ended December 31, 2003 and 2002, respectively. Accordingly, the Company reached the conclusion that the Jusan met the conditions set forth under the definition of "significant subsidiary" for the years ended December 31, 2003 and 2002 and therefore separate financial statements of Jusan were included in the Company's annual reports on Form 20-F for those years.

The following tables summarize the Company's calculations for the years ended December 31, 2003 and 2002:

Mr. Larry Spirgel                                                              3


December 31, 2003:

                                             Jusan                MTS
                                             -----                ---
                                             (US dollars in thousands)       %
                                                                            ---
Investment / Total assets..................  $1,859              $18,182   10.2%
Equity in income/ Loss before taxes
  on income (1)............................     345                  (60)   575%


December 31, 2002:

                                             Jusan                MTS
                                             -----                ---
                                             (US dollars in thousands)      %
                                                                           ---
Investment / Total assets..................  $1,335              $17,707   7.5%
Equity in income/ Loss before taxes
  on income (1)............................     236                  (54)  437%
---------
(1) Absolute values were used.

        I have been authorized by the Company to acknowledge on its behalf that:
(i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact me at (212)238-8605 with any questions or comments you may have.


                                            Very truly yours,


                                            /s/Steven J. Glusband
                                            Steven J. Glusband



SJG:tco
cc:      Shlomi Hagai, Chief Financial Officer